As filed with the Securities and Exchange Commission on October 1, 2010
Investment Company Act File No. 811-21285

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
Man-Glenwood Lexington Associates Portfolio, LLC (Name of Issuer)
Man-Glenwood Lexington Associates Portfolio, LLC (Names of Person(s) Filing Statement)
Limited Liability Company Interests (Title of Class of Securities)
_______________________________ (CUSIP Number of Class of Securities)
Kirsten Ganschow, Esq.
Man-Glenwood Lexington Associates Portfolio, LLC
123 N. Wacker Drive, 28th Floor
Chicago, IL  60606
(312) 881-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________________________ Copies to: Michael S. Caccese, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111

CALCULATION OF FILING FEE

	Transaction Valuation: $73,800,771.86*	Amount of Filing Fee: $5,262.00**

*	Calculated at the aggregate maximum purchase price to be paid for interests in the offer as of the filing date.
**	Calculated at $71.30 per $1,000,000.00 of the Transaction Valuation.
| |
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________ Filing Party:__________________
Form or Registration No.:____________ ___ Date Filed:___________________
| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	| |	third-party tender offer subject to Rule 14d-1.
	|X|	issuer tender offer subject to Rule 13e-4.
	| |	going-private transaction subject to Rule 13e-3.
	| |	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

Item 1.         Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.         Subject Company Information.

(a)           The name of the issuer is Man-Glenwood Lexington Associates Portfolio, LLC (the “Fund”), a closed-end investment company organized as a Delaware limited liability company.  The Fund is structured as a “master” fund, and the Fund’s feeder funds invest all their assets in the Fund.  All portfolio investments are made at the Fund level.  This structure is sometimes called a “master/feeder” structure.   The Fund’s feeder funds, which consist of a private fund that was the predecessor of the Fund and which transferred its assets to the Fund, Man-Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC, which are registered closed-end investment companies (collectively, the “Feeder Funds”), are simultaneously tendering for their own interests and units.  The principal executive offices of the Fund are located at 123 North Wacker Drive, 28th Floor, Chicago, IL 60606, (312) 881-6500.

(b)           The title of the securities being sought is all limited liability company interests (“Interests”) of the Fund. As of August 31, 2010 there were approximately $73,800,771.86 of Interests issued and outstanding.

(c)           The Interests are not traded on an established secondary trading market.

Item 3.         Identity and Background of Filing Person.

(a)           The Fund is tendering for its own Interests. The Fund will repurchase Interests equivalent in value to the value of the units and interests in the Feeder Funds tendered to the Feeder Funds by their investors. The information required by this Item is set forth in Item 2(a) above.

(b)-(d)           Not applicable.

Item 4.         Terms of the Transaction.

(a)(1)

(i)           ON SEPTEMBER 10, 2010, THE BOARD OF MANAGERS APPROVED THE LIQUIDATION OF THE FUND AND ADOPTED A PLAN OF LIQUIDATION, DISSOLUTION AND TERMINATION (THE “PLAN”), PURSUANT TO WHICH THE FUND WILL LIQUIDATE AND DISSOLVE IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF.  THE BOARD OF MANAGERS DETERMINED THAT THE FUND MAY NOT BE ABLE IMMEDIATELY TO LIQUIDATE ALL OF ITS ASSETS AND DISTRIBUTE THE PROCEEDS TO MEMBERS BECAUSE CERTAIN OF THE INVESTMENTS OF THE FUND ARE SUBJECT TO LIQUIDITY RESTRICTIONS.  ACCORDINGLY, IT IS ANTICIPATED THAT THE FUND MAY BE REQUIRED TO HOLD CERTAIN OF ITS ASSETS FOR AN EXTENDED PERIOD, IN WHICH CASE THE LIQUIDATION OF THE FUND MAY CORRESPONDINGLY BE DELAYED.  THE FUND IS MAKING THE OFFER IN ORDER TO PROVIDE MEMBERS WITH AN OPPORTUNITY TO HAVE THEIR INTERESTS REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.  MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

On the terms and subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to the full net asset value of the Fund as of the Valuation Date that are tendered by Members by 5:00 p.m., Eastern Time, on November 30, 2010 (“Notice Due Date”) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           For each Interest tendered, the security holder will receive a cash amount equal to the net asset value per Interest (the “NAV”) calculated on December 31, 2010 or a later date determined by the Board to correspond with any extension of the offer (“Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2010 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase.  A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

A Member may only tender all of its Interests. Each Member that tenders Interests that are accepted for purchase will be sent a letter notifying Members that the Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date.  Members will be paid an amount equal to the net asset value, determined as of the Valuation Date, of the Interests being purchased, as set forth in the Offer to Purchase.

Generally, payments for a repurchase will be in the form of cash distributions equal to the value of the Interests repurchased.  However, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

(iii)           The Offer is scheduled to expire on November 30, 2010, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)           Not applicable.

(v)           Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)           Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)           Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)           Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix)           Reference is hereby made to the Cover Page and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)           Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)           Reference is hereby made to Section 4 “Procedure for Tenders” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)           Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)           Not applicable.

(b)           The Fund does not expect affiliates of Man Investments (USA), LLC (the “Adviser”) to tender Interests pursuant to the Offer.  The Adviser or an affiliate, as an investor in the Fund, will not participate in the repurchase offer, and is expected to continue to hold an investment in the Fund until final liquidation of the Fund’s assets.  The Fund expects investors, through the Feeder Funds, to tender in response to the Fund’s repurchase offer to which the Offer is related.  The Offer is available equally to the Feeder Funds on the same terms.

(c)-(f)           Not applicable.

Item 5.         Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d)           Not applicable.

(e)           The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Feeder Funds, any of the Fund’s or the Feeder Fund’s executive officers or directors, any person controlling the Fund or the Feeder Funds, or any executive officer or director of any corporation ultimately in control of the Fund or the Feeder Funds and any person with respect to any securities of the Fund or the Feeder Funds (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations), with the exception that the Adviser or an affiliate, as an investor in the Fund, will not participate in the repurchase offer..

Item 6.         Purposes of the Transaction and Plans and Proposals.

(a)           Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)           Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)           Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is a “master” fund in which the Feeder Funds invest all their assets. The Feeder Funds have the same investment objective as the Fund. All investments are made at the Fund level. This structure is sometimes called a “master/feeder” structure.  IT IS EXPECTED THAT THE FUND WILL LIQUIDATE, DISSOLVE AND TERMINATE AS PROMPTLY AS PRACTICABLE FOLLOWING THE COMPLETION OF THE OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PLAN.  MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.  ALTHOUGH THE ADVISER INTENDS TO LIQUIDATE THE UNDERLYING INVESTMENTS OF THE FUND AS PROMPTLY AS PRACTICABLE, CERTAIN INVESTMENTS MAY NOT BE LIQUIDATED FOR AN EXTENDED PERIOD OF TIME.  AS A RESULT, MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL BE EXPOSED TO THE INVESTMENT RETURN (WHETHER POSITIVE OR NEGATIVE) OF A POSSIBLY LIMITED PORTFOLIO AND THE PERFORMANCE OF THE FUND MAY BE INCREASINGLY VOLATILE.  IN ADDITION, SUCH A LIMITED PORTFOLIO MAY BE MORE DIFFICULT TO ACCURATELY VALUE DUE TO THE ILLIQUIDITY OF UNDERLYING INVESTMENTS.

         FOLLOWING THE EXPIRATION OF THE OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“1940

ACT”), AND TO OPERATE AS A PRIVATE INVESTMENT FUND DURING THE REMAINDER OF THE LIQUIDATION AND DISSOLUTION PROCESS.  ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER.  ALTHOUGH THE FUND IS OFFERING TO PURCHASE INTERESTS IN AN AMOUNT UP TO THE FULL NET ASSET VALUE OF THE FUND, AS SET OUT IN THE OFFER TO PURCHASE, THE ADVISER OR AN AFFILIATE DOES NOT INTEND TO TENDER ANY OF ITS INTERESTS, AND THE ADVISER OR ONE OR MORE OF ITS AFFILIATES ARE EXPECTED TO REMAIN MEMBERS OF THE FUND UNTIL THE CONCLUSION OF THE LIQUIDATION PROCESS.  AS A RESULT, THE REMAINING MEMBER(S) WILL BE SUBJECT TO ANY GAINS OR ANY LOSSES IN THE FUND’S PORTFOLIO DURING LIQUIDATION.

Item 7.         Source and Amount of Funds or Other Considerations.

(a)-(d)           Reference is hereby made to Section 6 “Repurchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.         Interest in Securities of the Subject Company.

(a)           The Fund does not hold any Interests in treasury.

(b)           Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.  Except as set forth in Section 8, there have not been any transactions involving the Interests that were effected during the past 60 days by the Fund, any executive officer or manager of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.  On September 10, 2010 the Fund ceased offering its Interests.  Within the past 60 business days pursuant to the private offering of its Interests, the Fund has sold approximately $2,450,000.00 Interests at prices equal to the NAV on the date of each such sale. The Fund, until September 10, 2010, had issued Interests to the Feeder Funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the aggregate value of shares of the Fund sold to the public.  Within the past 60 business days, the Fund issued approximately $2,450,000.00 in aggregate amount of Interests.

Item 9.         Persons/Assets Retained, Employed, Compensated or Used.

(a)           No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

(b)           Not applicable.

Item 10.  Financial Statements.

(a)           The Fund’s financial information for the periods ended March 31, 2009 and March 31, 2010 have been audited by Deloitte & Touche LLP, and is incorporated herein by reference to the reports filed with the SEC on June 5, 2009 and June 4, 2010, respectively, for the Fund (File number 811-21285).  Copies of the financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (414) 299-2000.

(b)           Not applicable.

Item 11.  Additional Information.

(a)           (1)           None

(2)           None

(3)           Not Applicable.

(4)           Not Applicable.

(5)           None

(b)           The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12.  Exhibits.

(a)           (1)           (i)           Offer to Purchase.

(ii)           Form of Letter of Transmittal.

(iii)           Letter to Members.

(2)-(4)           Not applicable.

(5)	(i)	Audited Financial Statements of Man-Glenwood Lexington Associates Portfolio, LLC for the fiscal year ended March 31, 2010.*

(b)           Not applicable.

(d)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

* Incorporated by reference to the Fund’s Annual Report for the fiscal year ended March 31, 2010 on Form N-CSR, as filed with the Securities and Exchange Commission on June 4, 2010.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Man-Glenwood Lexington Associates
Portfolio, LLC

By:	/s/John B. Rowsell
John B. Rowsell
President

October 1, 2010

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Letter to Members.